FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April 2018

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding power generation for the first quarter of 2018 of Huaneng Power International, Inc. (the “Registrant”), submitted by the Registrant on April 17, 2018.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or    in reliance upon the whole or any part of the contents of this announcement.

華能國際電力股份有限公司

HUANENG POWER INTERNATIONAL, INC.

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 902)

ANNOUNCEMENT ON POWER GENERATION
 FOR THE FIRST QUARTER OF 2018

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities  on The Stock Exchange of Hong Kong Limited.

According to the preliminary statistics of Huaneng Power International, Inc., (the “Company”), for    the first quarter of 2018, the Company's total power generation by power plants within China on consolidated basis amounted to 104.311 billion kWh, representing an increase of 8.67% over the same period last year. Total electricity sold by the Company amounted to 98.313 billion kWh, representing an increase of 8.64% over the same period last year. For the first quarter of 2018, the Company's average on-grid electricity settlement price for its power plants within China amounted to RMB423.55 per MWh, representing an increase of 4.33% over the same period last year.

The increase in the Company's power generation was mainly attributable to:

1.
the increase in electricity demand in various industries and the increase in the electricity consumption due to extreme cold weather, the electricity consumption of the whole country grew rapidly in the first quarter;

2.	reduction in water supply, decrease in hydropower generation and growth of thermal power generation in some areas.

The power generations (in billion kWh) by each of the Company's domestic power plants are listed below:

Region	Power Generation		Electricity Sold
	January to March 2018	change	January to March 2018	Change
Heilongjiang Province	3.300	2.05%	3.085	1.78%
Coal-fired	3.044	-2.25%	2.838	-2.59%
Wind-power	0.253	111.22%	0.244	107.61%
PV	0.0033	-	0.0032	-
Jilin Province	2.311	15.53%	2.179	16.23%
Coal-fired	2.014	12.12%	1.893	12.50%
Wind-power	0.234	64.18%	0.228	67.17%
Hydro-power	0.003	-48.70%	0.003	-48.45%
PV	0.0058	-	0.0058	-
Biomass power	0.054	-1.85%	0.049	-0.35%
Liaoning Province	4.592	-11.86%	4.225	-13.40%
Coal-fired	4.455	-13.22%	4.089	-14.87%
Wind-power	0.091	34.35%	0.090	34.65%
Hydro-power	0.008	584.21%	0.007	574.63%
PV	0.0387	399.73%	0.0383	412.57%
Inner Mongolia	0.063	29.97%	0.062	29.41%
Wind-power	0.063	29.97%	0.062	29.41%
Hebei Province	2.828	-1.36%	2.662	-1.05%
Coal-fired	2.730	-2.91%	2.568	-3.22%
Wind-power	0.083	83.50%	0.080	188.47%
PV	0.0148	48.75%	0.0142	52.74%
Gansu Province	3.848	20.94%	3.660	20.95%
Coal-fired	3.360	16.80%	3.187	16.76%
Wind-power	0.488	59.96%	0.473	59.63%
Ningxia	0.0039	-	0.0038	-
PV	0.0039	-	0.0038	-

Region	Power Generation		Electricity Sold
	January to March 2018	change	January to March 2018	Change
Beijing	2.203	-7.79%	2.072	-6.40%
Coal-fired	0.436	-59.88%	0.381	-59.63%
Combined Cycle	1.767	35.63%	1.691	33.21%
Tianjin	2.027	14.69%	1.894	14.70%
Coal-fired	1.567	-3.90%	1.449	-4.53%
Combined Cycle	0.460	234.88%	0.445	231.80%
PV	0.0007	-	0.0007	-
Shanxi Province	2.547	-0.75%	2.402	-1.08%
Coal-fired	1.369	2.98%	1.257	2.57%
Combined Cycle	1.160	-6.21%	1.127	-6.29%
PV	0.0179	-	0.0179	-
Shandong Province	21.142	2.43%	19.733	2.29%
Coal-fired	20.859	1.76%	19.477	1.68%
Wind-power	0.209	68.47%	0.182	54.22%
PV	0.0740	309.47%	0.0735	328.28%
Henan Province	5.930	-0.88%	5.583	-1.03%
Coal-fired	5.816	6.00%	5.472	6.12%
Combined Cycle	0.082	-82.78%	0.080	-82.76%
Wind-power	0.025	29.97%	0.025	30.27%
PV	0.0060	-	0.0059	-
Jiangsu Province	10.703	8.26%	10.158	8.39%
Coal-fired	8.976	2.59%	8.464	2.25%
Combined Cycle	1.245	36.13%	1.223	36.19%
Wind-power	0.468	110.73%	0.457	133.14%
PV	0.0140	-	0.0139	-
Shanghai	5.513	6.80%	5.226	6.61%
Coal-fired	5.181	11.30%	4.902	11.25%
Combined Cycle	0.332	-34.47%	0.325	-34.56%

Region	Power Generation		Electricity Sold
	January to March 2018	change	January to March 2018	Change
Chongqing	2.834	6.69%	2.633	6.15%
Coal-fired	2.580	21.20%	2.385	21.33%
Combined Cycle	0.254	-51.86%	0.248	-51.85%
Zhejiang Province	6.541	4.51%	6.286	4.57%
Coal-fired	6.419	4.03%	6.166	4.07%
Combined Cycle	0.111	41.32%	0.109	41.96%
PV	0.0106	12.89%	0.0106	14.61%
Hubei Province	4.518	11.85%	4.229	11.55%
Coal-fired	4.386	11.47%	4.110	11.41%
Wind-power	0.088	33.60%	0.076	17.23%
Hydro-power	0.039	1.79%	0.038	3.24%
PV	0.0045	-	0.0044	-
Hunan Province	3.198	25.41%	3.006	25.74%
Coal-fired	2.977	28.59%	2.788	29.13%
Wind-power	0.165	8.20%	0.164	8.23%
Hydro-power	0.050	-39.28%	0.049	-39.36%
PV	0.0059	-	0.0058	-
Jiangxi Province	5.213	15.06%	4.994	15.10%
Coal-fired	5.118	14.30%	4.900	14.31%
Wind-power	0.095	79.99%	0.094	80.72%
Anhui Province	1.449	-3.63%	1.381	-4.31%
Coal-fired	1.371	-5.57%	1.309	-5.95%
Wind-power	0.065	93.02%	0.059	76.81%
Hydro-power	0.013	-27.54%	0.013	-27.78%
Fujian Province	2.914	58.17%	2.754	58.47%
Coal-fired	2.912	58.03%	2.751	58.32%
PV	0.0025	-	0.0025	-
Guangdong Province	6.400	59.85%	6.137	59.76%
Coal-fired	6.395	59.92%	6.132	59.83%
PV	0.0051	6.14%	0.0051	6.27%

Region	Power Generation		Electricity Sold
	January to March 2018	change	January to March 2018	Change
Guangxi	0.037	-	0.035	-
Combined Cycle	0.037	-	0.035	-
Yunnan Province	0.972	-0.82%	0.898	-1.34%
Coal-fired	0.803	-3.29%	0.733	-4.17%
Wind-power	0.170	12.86%	0.166	13.46%
Guizhou Province	0.059	196.31%	0.058	197.62%
Wind-power	0.059	196.31%	0.058	197.62%
Hainan Province	3.165	18.64%	2.956	19.00%
Coal-fired	3.083	18.28%	2.875	18.63%
Combined Cycle	0.015	158.28%	0.015	158.46%
Wind-power	0.030	-9.49%	0.029	-9.33%
Hydro-power	0.026	46.52%	0.025	47.31%
PV	0.0108	133.80%	0.0107	134.79%
Total	104.311	8.67%	98.313	8.64%

For the first quarter of 2018, the power generation of Tuas Power Limited in Singapore, which is wholly-owned by the Company, accounted for a market share of 20.5% in Singapore, representing a decrease of 0.8 percentage point compared to the same period of last year.

For the first quarter of 2018, Shandong Changdao Wind-power Plant of the Company with a total capacity of 20.55 MW was shut down and there were changes in the equity interests of Suzhou Gas Turbine. As of 31 March 2018, the Company had a controlled generation capacity of 104,301MW and an equity-based generation capacity of 91,783 MW.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi (Executive Director)	Yue Heng (Independent Non-executive Director)
Liu Guoyue (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Liu Jizhen (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Mi Dabin (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Guo Hongbo (Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
 17 April 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Huang Chaoquan

Name:	Huang Chaoquan

Title:	Company Secretary

Date: April 17, 2018